Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2012

July 25, 2012

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the condensed consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2012 and 2011. CGI’s accounting policies are in accordance with International Financials Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

First Year Reporting under IFRS

The quarter’s condensed consolidated financial statements and this MD&A represent our third interim reporting under IFRS. CGI transitioned from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS on October 1, 2010 and adjusted the financial results of fiscal 2011 to reflect the adoption of IFRS. Note 14 of the condensed consolidated financial statements for the three and nine months ended June 30, 2012 and Note 13 of the condensed consolidated financial statements for the three months ended December 31, 2011 contain a detailed description of our conversion to IFRS, including a reconciliation of key items from Canadian GAAP to IFRS. Additionally, Note 3 of the condensed consolidated financial statements for the three months ended December 31, 2011 sets out the accounting policies CGI expects to adopt in its annual consolidated financial statements for the year ending September 30, 2012. Periods prior to October 1, 2010 presented in this MD&A have not been adjusted and are in accordance with Canadian GAAP. Under the rules and regulations of the U.S. Securities and Exchange Commission, CGI is classified as a foreign private issuer and is therefore permitted to use IFRS.

Although the adoption of IFRS resulted in adjustments to our consolidated financial statements, it did not materially impact the underlying cash flows or profitability trends of our operating performance, debt covenants or compensation arrangements.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry;

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 2 of 39

general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 8 – Risk Environment.

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

A reconciliation of adjusted EBIT to its closest IFRS measure can be found on page 19. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 9 and 10. A discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 26.

Change in Reporting Segments

In fiscal 2012, we revised our reporting and as a result, the Company is now managed through the following four operating segments, namely: U.S., Canada, Global Infrastructure Services (“GIS”), and Europe & Asia Pacific. The segmented results for the three and nine months ended June 30, 2012 reflect the revised segmentation and the prior year’s results were therefore also retrospectively revised. For more details on how our operations are managed, please refer to page 6 of this MD&A and to Note 10 of the condensed consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 3 of 39

MD&A Objectives and Contents

•	Provide a narrative explanation of the condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section		Contents		Pages
1.	Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.
		1.1.	About CGI	6
		1.2.	Vision and Strategy	7
		1.3.	Competitive Environment	7

2.	Highlights and Key Performance Measures	A summary of key achievements during the quarter, the past eight quarters’ key performance measures, and CGI’s share performance.
		2.1.	Q3 2012 Highlights	7
		2.2.	Key Performance Measures Defined	9
		2.3.	Selected Quarterly Information & Key Performance Measures	10
		2.4.	Stock Performance	11

3.	Financial Review	A discussion of year-over-year changes to operating results for the three and nine months ended June 30, 2012 and 2011, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, vertical market, contract and service type.
		3.1.	Bookings and Book-to-Bill Ratio	12
		3.2.	Foreign Exchange	13
		3.3.	Revenue Distribution	14
		3.4.	Revenue Variation and Revenue by Segment	15
		3.5.	Operating Expenses	17
		3.6.	Adjusted EBIT by Segment	18
		3.7.	Earnings before Income Taxes	19
		3.8.	Net Earnings and Earnings Per Share (“EPS”)	20

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 4 of 39

Section		Contents		Pages
4.	Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (Days sales outstanding) and capital structure (Return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.
		4.1.	Condensed Consolidated Statements of Cash Flows	22
		4.2.	Capital Resources	24
		4.3.	Contractual Obligations	25
		4.4.	Financial Instruments and Hedging Transactions	25
		4.5.	Selected Measures of Liquidity and Capital Resources	26
		4.6.	Off-Balance Sheet Financing and Guarantees	26
		4.7.	Capability to Deliver Results	27

5.	Changes in Accounting Policies	A summary of current accounting standards in effect and future accounting standards to be adopted.
		5.1	Adoption of IFRS	28
		5.2	Future Accounting Standard Changes	28

6.	Critical Accounting Estimates	A discussion of the estimates and judgements made in the preparation of the condensed consolidated financial statements.		29

7.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		31

8.	Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.
		8.1	Risks and Uncertainties	32
		8.2	Legal Proceedings	39

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 5 of 39

Corporate Overview

1.1.	ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible and cost efficient delivery model. CGI has approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at clients’ premises, or through one of its delivery centres located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include government, financial services, manufacturing, retail & distribution (“MRD”), telecommunications & utilities, and health.

The Company has more than 100 proprietary business solutions which help shape opportunities and drive incremental value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are best able to satisfy our clients’ needs. All of our business units continue to be certified.

Our operations are managed in four operating segments based on our delivery model incorporating domestic activities as well as services from utilizing our unique global delivery model. The GIS segment incorporates all services we provide to our clients globally for the management of their technology infrastructure. The other segments are based on our geographic delivery model: United States (“U.S.”), Canada and Europe & Asia Pacific (“Europe”), which include their respective utilization of our delivery centres in India.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 6 of 39

1.2.	VISION AND STRATEGY

Our strategy is based on long-term fundamentals and has not changed since September 30, 2011. Please refer to our 2011 Annual Report or visit www.cgi.com for further details.

1.3.	COMPETITIVE ENVIRONMENT

There have been no significant changes to the description outlined in our 2011 Annual Report.

2.	Highlights and Key Performance Measures

2.1.	Q3 2012 HIGHLIGHTS

While we continued to proactively manage our cost base as evidenced by our strong margins, our U.S. segment led the way in revenue and earnings growth. The cash we generated this quarter allowed us to significantly pay down our long-term debt and positions us for future growth opportunities. The following are the highlights for the quarter:

•	Bookings of $1.5 billion;

•	Book-to-bill of 139%;

•	Backlog of $13.6 billion;

•	Revenue of $1.1 billion;

•	Adjusted EBIT of $136.3 million;

•	Adjusted EBIT margin of 12.8%;

•	Net earnings of $87.2 million;

•	Net earnings margin of 8.2%;

•	Diluted EPS of $0.33;

•	Cash provided by operating activities of $251.0 million;

•	Investment of $9.4 million in share buyback;

•	Reduced debt by $224.2 million year-over-year;

•	Return on equity of 15.4%;

•	Return on invested capital 11.8%; and

•	Bookings over the last twelve months of $5.1 billion, or 123% of revenue.

2.1.1.	Proposed Acquisition of Logica plc

On May 31, 2012, CGI announced the recommended cash acquisition of Logica plc (“Logica”) for 105 pence (C$1.68) per ordinary share equivalent to a total purchase price of £1.7 billion (C$2.7 billion) plus the assumption of Logica’s net debt of £322 million (C$515 million) as at December 31, 2011.

Logica is a business and technology service company, employing 41,000 people. It provides business consulting, systems integration and outsourcing services to clients around the world, including many of Europe’s largest businesses. Logica creates value for clients by successfully integrating people, business and technology. It is committed to long term collaboration, applying insight to create innovative answers to clients’ business needs.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 7 of 39

The acquisition will be funded through a combination of:

•	46.7 million subscription receipts exchangeable for new Class A shares in CGI at C$21.41 by the Caisse de dépôt et placement du Québec for C$1.0 billion;

•	Additional debt funding of £1.25 billion (C$2.0 billion) from a syndicate of international financial institutions; and

•	The remaining financing requirements to be drawn from CGI’s existing credit facility.

During its year ended December 31, 2011, Logica recorded revenue of £3.9 billion (C$6.2 billion), operating profit before restructuring, contract charges and exceptional items of £247 million (C$395 million) while net cash inflow from trading operations was £226 million (C$361 million). Based on the impact of the issuance of the new debt and equity and the realization of some of the planned synergies, the transaction is expected to be immediately accretive in the range of 25% to 30% to CGI’s earnings per share excluding acquisition-related and integration costs. As the Company continues over the next three years to realize the planned £125 million (C$200 million) of annual business synergies at a cost of £165 million (C$264 million), we expect the accretion level of EPS to increase.

The combined company will have approximately 72,000 professionals in 43 countries and revenue of C$10.4 billion, offering clients across the world the best mix of business and technology expertise as well as an unmatched combination of local and global delivery options. In addition to operational breadth and depth, the combined business will have critical mass and blue chip client relationships. In relation to this proposed acquisition, CGI has incurred $6.7 million in professional fees and costs related to call options during the quarter.

Following Logica’s General Meeting held in London on July 16, 2012, the required approval permitting the acquisition of 100% of Logica’s outstanding shares was obtained. On July 18, 2012, the European Commission granted its approval of the transaction. Subject to the sanction of the Court and the satisfaction or waiver of certain other conditions, it is presently expected that the acquisition will be completed on August 20, 2012, as previously announced. The date of August 20, 2012 is indicative and may be extended if any of the conditions take longer than anticipated to fulfill.

2.1.2.	Real Estate Optimization

During the quarter, we continued to optimize our real estate portfolio. As a result, $5.3 million was expensed this quarter related to foregoing excess real estate as a result of further densification and optimization initiatives. This charge is included in “Cost of services, selling and administrative” on the Condensed Consolidated Statement of Earnings and will reduce our net real estate costs for the next 10 years by a total of $111.1 million. These actions will result in approximately $4.0 million of additional accelerated amortization in the fourth quarter of 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 8 of 39

2.2.	KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and the discussion of each indicator follow in the subsequent sections.

Profitability	•	Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 3). Management believes this best reflects the profitability of our operations.

	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•	Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

	•	Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days.

Growth	•	Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

	•	Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements in effect at a point in time.

	•	Book-to-Bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•	Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

	•	Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

	•	Return on Invested Capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 9 of 39

2.3.	SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010
(in thousands of dollars unless otherwise noted)	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CDN GAAP
Growth
Backlog (in millions of dollars) [1]	13,610	13,118	13,558	13,398	12,587	12,459	12,980	13,320
Bookings (in millions of dollars)	1,478	787	1,392	1,472	1,442	771	1,191	1,083
Book-to-bill ratio	139%	74%	135%	146%	142%	69%	109%	108%
Revenue	1,064,863	1,065,791	1,032,139	1,005,667	1,012,845	1,111,715	1,093,715	1,007,056
Year-over-year growth [2]	5.1%	(4.1%)	(5.6%)	2.4%	15.1%	24.5%	22.7%	8.7%
Constant currency growth [2]	3.0%	(4.8%)	(6.1%)	5.3%	18.0%	27.9%	25.9%	13.8%
Profitability
Adjusted EBIT [3]	136,253	156,390	139,946	88,597	139,189	153,745	154,815	139,801
Adjusted EBIT margin	12.8%	14.7%	13.6%	8.8%	13.7%	13.8%	14.2%	13.9%
Net earnings	87,228	105,726	106,543	69,536	123,203	118,743	126,657	84,076
Net earnings margin	8.2%	9.9%	10.3%	6.9%	12.2%	10.7%	11.6%	8.3%
Basic EPS (in dollars)	0.34	0.41	0.41	0.27	0.47	0.45	0.47	0.31
Diluted EPS (in dollars)	0.33	0.40	0.40	0.26	0.45	0.43	0.45	0.30
Liquidity
Cash provided by operating activities	250,985	104,217	148,714	186,611	93,152	192,390	97,849	158,473
As a percentage of revenue	23.6%	9.8%	14.4%	18.6%	9.2%	17.3%	8.9%	15.7%
Days sales outstanding [4]	49	53	51	53	52	43	42	47
Capital structure
Net debt to capitalization ratio [5]	19.4%	24.0%	26.6%	27.4%	28.7%	29.2%	31.1%	30.6%
Net debt	633,354	795,339	879,523	918,968	928,979	940,567	1,017,666	1,010,816
Return on equity [6]	15.4%	17.4%	18.4%	19.6%	20.5%	19.0%	17.2%	16.4%
Return on invested capital [7]	11.8%	12.5%	12.8%	13.7%	15.7%	15.9%	15.7%	16.3%
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	77,418	70,213	63,908	70,839	12,578	66,428	75,278	141,020
Total assets	4,550,384	4,550,394	4,578,816	4,657,354	4,408,387	4,538,875	4,511,600	4,607,191
Long-term financial liabilities [8]	854,933	969,761	1,066,333	238,151	1,032,092	1,101,737	1,088,837	1,159,198

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. As a result of the change in the accounting for joint ventures under IFRS, the backlog has been restated to exclude Innovapost for fiscal 2011.

[2]

Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 15 for details. Please note that both the year-over-year and constant currency growth rates for fiscal 2011 have not been restated as fiscal 2010 numbers under IFRS are not available.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 19.
[4]	Days sales outstanding are obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.
[5]

The net debt to capitalization ratio represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity and debt. Net debt and capitalization are both net of the fair value of forward contracts.

[6]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity.
[7]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and debt, less cash and cash equivalents, short-term and marketable long-term investments, net of the impact of the fair value of forward contracts.

[8]	Long-term financial liabilities include the long-term portion of debt, long-term provisions and other long-term liabilities.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 10 of 39

2.4.	STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last 12 Months

2.4.1.	Q3 2012 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	22.11	Open:	22.24
High:	25.03	High:	24.45
Low:	20.31	Low:	19.89
Close:	24.47	Close:	23.99
CDN average daily trading volumes:	1,000,877	U.S. average daily trading volumes:	204,919

Includes the average daily volumes of both the TSX and alternative trading systems.

2.4.2.	Share Repurchase Program

On February 1, 2012, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 22,064,163 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2012 and ending on the earlier of February 8, 2013, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During the third quarter of fiscal 2012, the Company repurchased 453,000 of its Class A subordinate shares for $9.4 million at an average price of $20.82 under the current NCIB. Since the beginning of the fiscal year, the Company repurchased 5,368,000 of its Class A subordinate shares for $102.8 million at an average price of $19.16 under the previous and current programs. As at June 30, 2012, the Company may purchase up to an additional 21.0 million shares under the current NCIB.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 11 of 39

2.4.3.	Capital Stock and Options Outstanding (as at July 20, 2012)

225,230,386 Class A subordinate shares

33,608,159 Class B shares

20,536,303 options to purchase Class A subordinate shares

3.	Financial Review

3.1.	BOOKINGS AND BOOK-TO-BILL RATIO

The Company achieved a book-to-bill ratio of 139% for the quarter, bringing the trailing twelve month book-to-bill ratio to 123%. Bookings for the trailing twelve month period were $5.1 billion.

The breakdown of the $1,478 million in bookings signed during the quarter is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 12 of 39

3.2.	FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at June 30,	2012	2011	Change
U.S. dollar	1.0191	0.9643	5.7%
Euro	1.2910	1.4005	(7.8%)
Indian rupee	0.0183	0.0216	(15.3%)
British pound	1.5984	1.5493	3.2%

Average foreign exchange rates

	Three months ended June 30,			Nine months ended June 30,
	2012	2011	Change	2012	2011	Change
U.S. dollar	1.0102	0.9676	4.4%	1.0114	0.9886	2.3%
Euro	1.2959	1.3934	(7.0%)	1.3286	1.3731	(3.2%)
Indian rupee	0.0187	0.0217	(13.8%)	0.0196	0.0220	(10.9%)
British pound	1.5983	1.5784	1.3%	1.5929	1.5865	0.4%

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 13 of 39

3.3.	REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter:

3.3.1.	Client Concentration

IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. Our work for the U.S. federal government including its various agencies represented 32.5% of our revenue for Q3 2012 as compared to 28.5% in Q3 2011. For the nine months ended June 30, 2012 and 2011, we received 31.3% and 28.6%, respectively, of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 14 of 39

3.4.	REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue variation, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q3 2012 and Q3 2011 periods. The Q3 2011 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

(in thousands of dollars except for percentage)	Three months ended June 30,			Nine months ended June 30,
	2012	2011	Change	2012	2011	Change

Total CGI Revenue	1,064,863	1,012,845	5.1%	3,162,793	3,218,275	(1.7%)

Variation prior to foreign currency impact	3.0%			(2.8%)
Foreign currency impact	2.1%			1.1%
Variation over previous period	5.1%			(1.7%)

U.S.
Revenue prior to foreign currency impact	508,886	449,879	13.1%	1,507,789	1,419,352	6.2%
Foreign currency impact	23,795			36,727
U.S. revenue	532,681	449,879	18.4%	1,544,516	1,419,352	8.8%

Canada
Revenue prior to foreign currency impact	310,569	308,971	0.5%	933,045	986,246	(5.4%)
Foreign currency impact	(266)			348
Canada revenue	310,303	308,971	0.4%	933,393	986,246	(5.4%)

Global Infrastructure Services
Revenue prior to foreign currency impact	168,042	196,845	(14.6%)	518,526	643,418	(19.4%)
Foreign currency impact	1,038			1,597
Global Infrastructure Services revenue	169,080	196,845	(14.1%)	520,123	643,418	(19.2%)

Europe
Revenue prior to foreign currency impact	55,927	57,150	(2.1%)	169,148	169,259	(0.1%)
Foreign currency impact	(3,128)			(4,387)
Europe revenue	52,799	57,150	(7.6%)	164,761	169,259	(2.7%)

We ended the third quarter of fiscal 2012 with revenue of $1,064.9 million, an increase of $52.0 million or 5.1% over the third quarter of 2011. On a constant currency basis, revenue grew by 3.0% year-over-year, while foreign exchange fluctuations favourably impacted revenue by $21.4 million or 2.1%. Our U.S. segment posted the strongest growth this quarter, representing 13.1% on a constant currency basis year-over-year, coming primarily from the health and government vertical markets. This strong U.S. performance was partly offset by the expiry of an outsourcing contract in the financial services vertical within GIS. On a constant currency basis, our health vertical market grew the most by 23.1%, followed by our government vertical market at 10.1%, partially offset by lower revenue in the financial services vertical market. Excluding the expiry of an outsourcing contract in the financial services vertical market in Q3 2011, our revenue would have increased by 8.0% or 5.9% on a constant currency basis.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 15 of 39

For the nine months ended June 30, 2012, revenue was $3,162.8 million, a decrease of $55.5 million or 1.7% over the same period a year ago. On a constant currency basis, revenue decreased by 2.8%, while foreign exchange fluctuations positively impacted revenue by $34.3 million or 1.1%. Our health vertical market grew the most by 20.4%, followed by our government vertical market at 2.1% on a constant currency basis. Excluding the expiry of an outsourcing contract in the financial services vertical market within GIS, the non-renewal of a low margin contract in the government vertical market within the Canadian segment previously reported, and the sale of Conseillers en informatique d’affaires CIA Inc. (“CIA”), also within Canada, revenue would have grown by 4.1% or 2.9% on a constant currency basis.

3.4.1.	U.S.

Revenue in our U.S. segment was $532.7 million in the third quarter of fiscal 2012, an increase of $82.8 million or 18.4% from $449.9 million reported in the third quarter of 2011. On a constant currency basis, growth in the U.S. reached 13.1%, while the favourable currency impact represented $23.8 million or 5.3% year-over-year. The increase in revenue was primarily due to a combination of new contracts and the ramp-up of existing engagements in the government and health vertical markets.

For the nine months ended June 30, 2012, revenue in this segment was $1,544.5 million, up $125.2 million or 8.8% from the $1,419.4 million reported for the same period a year ago. On a constant currency basis, revenue increased by 6.2%, mainly due to the same factors identified for the three-month period.

3.4.2.	Canada

Revenue in our Canada segment was $310.3 million in the third quarter of 2012, up by $1.3 million or 0.4% year-over-year. Our financial services and telecommunications and utilities verticals posted constant currency growth of 13.9% and 2.1%, respectively. This growth was partly offset by decreases in the other vertical markets.

For the nine months ended June 30, 2012, revenue in this segment was $933.4 million, a decrease of $52.9 million or 5.4% from the $986.2 million reported for the same period a year ago. This decrease is mainly the result of the disposal of CIA and the expiration of a low margin contract in the government vertical, as previously disclosed. Excluding these items, revenue would have decreased by 0.9% on a constant currency basis.

3.4.3.	Global Infrastructure Services

Revenue in our GIS segment was $169.1 million in the third quarter of 2012, a decrease of $27.8 million or 14.1% year-over-year. The revenue change was primarily the result of the expiration of a large outsourcing contract in the financial services vertical representing $27.2 million over the same quarter of fiscal 2011. When removing the impact of this contract, revenue would have essentially remained flat.

For the nine months ended June 30, 2012, revenue in this segment was $520.1 million, down $123.3 million or 19.2% from the $643.4 million reported for the same period of fiscal 2011. This change was due to the same factor as outlined above, representing $134.9 million against the comparable nine months of last year. When excluding this impact, revenue would have increased by 2.0% on a constant currency basis.

3.4.4.	Europe

Revenue in the Europe segment was $52.8 million for the third quarter of 2012, a decrease of $4.4 million or 7.6% from the $57.2 million reported in the same quarter of fiscal 2011. On a constant currency basis, revenue decreased by 2.1%, as foreign currency fluctuations unfavourably impacted revenue by $3.1 million or 5.5%. The revenue change was a result of lower SI&C work in the telecommunications and utilities vertical market, partly offset by increased work volumes within the government sector.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 16 of 39

For the nine months ended June 30, 2012, revenue in this segment was $164.8 million, a decrease of $4.5 million or 2.7% from the $169.3 million reported for the same period a year ago. Foreign currency fluctuations unfavourably impacted revenue by $4.4 million. On constant currency basis, revenue remained relatively stable. As explained above, this segment was affected by lower SI&C work in the telecommunications and utilities vertical market, which was offset by the additional project work in the government sector.

3.5.	OPERATING EXPENSES

	Three months ended June 30,				Nine months ended June 30,
(in thousands of dollars except for percentage)	2012	% of Revenue	2011	% of Revenue	2012	% of Revenue	2011	% of Revenue

Costs of services, selling and administrative	928,268	87.2%	874,087	86.3%	2,731,485	86.4%	2,773,467	86.2%

Foreign exchange loss (gain)	342	0.0%	(431)	(0.0%)	(1,281)	(0.0%)	(2,942)	(0.1%)

3.5.1.	Costs of Services, Selling and Administrative

When compared to third quarter of fiscal 2011, costs of services, selling and administrative expenses increased by $54.2 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $19.7 million, partially offsetting the favourable translation impact of $21.4 million on revenue. As a percentage of revenue, costs of services, selling and administrative increased from 86.3% in Q3 2011 to 87.2% in the current quarter. The increase in costs as a percentage of revenue was primarily the result of the strong growth in the U.S. resulting in a higher proportion of revenue with lower profitability as compared to the historical profitability in Canada. In addition, the operating expenses were impacted by the $5.3 million of real estate initiatives undertaken in the quarter and the excess capacity in the GIS segment caused by the expiry of a large outsourcing contract in fiscal 2011. These increases were partly offset by the benefits of the performance improvement plan kicked off in the fourth quarter of 2011. Excluding the $5.3 million of real estate charges, costs as a percentage of revenue in the current quarter would have been 86.7%. We remain focused on proactively managing our cost base to ensure the proper alignment with our revenues.

For the nine-month period ended June 30, 2012, cost of services, selling and administrative expenses decreased by $42.0 million. Foreign exchange fluctuations due to the translation of our foreign operations unfavourably impacted costs by $31.6 million, partially offsetting the favourable translation impact of $34.3 million on revenue. As a percentage of revenue, costs of services, selling and administrative increased slightly to 86.4% for the current period from 86.2% last year. The current year-to-date period was impacted by the $5.3 million real estate initiative while in the prior year-to-date period, there was a $10.2 million license sale that did not have an accompanying cost, as well as the recovery of a bad debt in the amount of $6.5 million. Excluding these items in each respective period, costs as a percentage of revenue would have been 86.7% in 2011, improving to 86.2% in the current nine-month period. Our costs of services, selling and administrative are primarily driven by expenses associated with our human resources which can vary due to performance based adjustments to our profit sharing amounts and other compensation accruals in the period.

3.5.2.	Foreign Exchange Loss (Gain)

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of forward contracts.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 17 of 39

3.6.	ADJUSTED EBIT BY SEGMENT

(in thousands of dollars except for percentage)	Three months ended June 30,			Nine months ended June 30,
	2012	2011	Change	2012	2011	Change

U.S.	60,304	38,220	57.8%	175,721	136,029	29.2%
As a percentage of U.S. revenue	11.3%	8.5%		11.4%	9.6%

Canada	63,465	70,316	(9.7%)	205,000	206,246	(0.6%)
As a percentage of Canada revenue	20.5%	22.8%		22.0%	20.9%

Global Infrastructure Services	10,050	30,006	(66.5%)	42,068	99,907	(57.9%)
As a percentage of GIS revenue	5.9%	15.2%		8.1%	15.5%

Europe	2,434	647	276.2%	9,800	5,568	76.0%
As a percentage of Europe revenue	4.6%	1.1%		5.9%	3.3%

Adjusted EBIT	136,253	139,189	(2.1%)	432,589	447,750	(3.4%)
Adjusted EBIT margin	12.8%	13.7%		13.7%	13.9%

3.6.1.	U.S.

Adjusted EBIT in the U.S. segment was $60.3 million for the three months ended June 30, 2012, an increase of $22.1 million or 57.8% year-over-year, while the margin also increased from 8.5% to 11.3%. These improved results came primarily from the revenue growth in the government and health vertical markets as outlined above, the benefits of our performance improvement plan initiated in the fourth quarter of fiscal 2011, and to a lesser extent, the benefit related to the expiry of a low margin contract acquired through the Stanley, Inc. (“Stanley”) acquisition.

For the nine-month period ended June 30, 2012, U.S. adjusted EBIT was $175.7 million, an increase of $39.7 million or 29.2% over the $136.0 million reported in the comparable period a year ago, while our margin increased from 9.6% to 11.4% over the same period. The main drivers of improved profitability in this segment are the same as those identified for the quarter.

3.6.2.	Canada

Adjusted EBIT in the Canada segment was $63.5 million for the three months ended June 30, 2012, a decrease of $6.9 million year-over-year, while the margin decreased from 22.8% to 20.5%. The decrease was primarily a result of the real estate optimization expense.

For the nine-month period ended June 30, 2012, Canada adjusted EBIT was $205.0 million, a decrease of $1.2 million from the $206.2 million reported in the comparable period a year ago, while our margin improved from 20.9% to 22.0% in the current nine-month period. The improvement in margin can be attributed to cost structure reductions through our Performance Improvement Plan initiated in the fourth quarter of 2011, the expiry of a low margin contract in the government vertical and the disposal of CIA, partly offset by the recovery of a $6.5 million bad debt in the first quarter of 2011, and the real estate optimization expenses charged in the current quarter.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 18 of 39

3.6.3.	Global Infrastructure Services

Adjusted EBIT in the GIS segment was $10.1 million for the three months ended June 30, 2012, a decrease of $20.0 million year-over-year, while the margin decreased from 15.2% to 5.9% over the same period. As previously disclosed, the expiration of an outsourcing contract in the third quarter of 2011 was the primary cause of the decrease in profitability for this segment. The loss of this contract created excess capacity within our infrastructure segment, causing the fixed cost structure to be absorbed by a smaller base of business. Actions were taken in the third and fourth quarters of fiscal 2011 to address the variable cost components related to the expiry of this contract. In addition, costs related to the investments made to further develop our cloud services impacted this quarter’s profitability.

For the nine-month period ended June 30, 2012, the GIS adjusted EBIT was $42.1 million, a decrease of $57.8 million from the $99.9 million reported in the comparable period a year ago. As a percentage of revenue, the margin also decreased from 15.5% to 8.1% over the same twelve-month period, and was mainly the result of the same factors mentioned for the quarter.

3.6.4.	Europe

For the three months ended June 30, 2012, our Europe segment adjusted EBIT was $2.4 million, an increase of $1.8 million year-over-year, while the margin also increased from 1.1% to 4.6% in the current quarter. This increase was primarily the result of the benefits achieved through our Performance Improvement Plan initiated in the fourth quarter of 2011 and the increase in work volumes from the government sector.

For the nine-month period ended June 30, 2012, Europe adjusted EBIT was $9.8 million, up by $4.2 million from the $5.6 million reported in the comparable period a year ago. As a percentage of revenue, our margin increased from 3.3% to 5.9% for the current nine-month period. The improvement in adjusted EBIT and margin for the year-to-date period can be attributed to the same factors as described in the quarter.

3.7.	EARNINGS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

(in thousands of dollars except for percentage)	Three months ended June 30,				Nine months ended June 30,
	2012	% of Revenue	2011	% of Revenue	2012	% of Revenue	2011	% of Revenue
Adjusted EBIT	136,253	12.8%	139,189	13.7%	432,589	13.7%	447,750	13.9%
Acquisition-related and integration costs	6,653	0.6%	545	0.1%	6,653	0.2%	3,675	0.1%
Finance costs	9,432	0.9%	4,249	0.4%	24,198	0.8%	15,263	0.5%
Finance income	(604)	(0.1%)	(396)	(0.0%)	(1,608)	(0.1%)	(2,926)	(0.1%)
Other income	—	0.0%	(6,045)	(0.6%)	(5,646)	(0.2%)	(6,045)	(0.2%)
Share of profit on joint venture	—	0.0%	(3,577)	(0.4%)	(3,996)	(0.1%)	(9,172)	(0.3%)
Earnings before income taxes	120,772	11.3%	144,413	14.3%	412,988	13.1%	446,955	13.9%

3.7.1.	Acquisition-Related and Integration Costs

The $6.7 million incurred in the quarter pertains to professional fees and call option costs associated with the proposed acquisition of Logica expected to close by the end of August 2012. The $0.5 million incurred in the third quarter of 2011 was related to the costs to realize the integration and synergies of the Stanley acquisition concluded in August 2010.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 19 of 39

3.7.2.	Finance Costs

The year-over-year increase in finance costs was mainly related to the interest on the $475 million senior U.S. unsecured notes having a long term maturity of more than eight years. The proceeds from the financing were received in December 2011.

3.7.3.	Finance Income

Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

3.7.4.	Other Income

During the nine months ended June 30, 2012, the Company sold its 49% interest in Innovapost Inc. to Canada Post Corporation (“CPC”) for consideration of $26.0 million. A gain of $3.0 million was recognized in the first quarter of fiscal 2012.

3.8.	NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

(in thousands of dollars unless otherwise indicated)	Three months ended June 30,			Nine months ended June 30,
	2012	2011	Change	2012	2011	Change
Earnings before income taxes	120,772	144,413	(16.4%)	412,988	446,955	(7.6%)
Income tax expense	33,544	21,210	58.2%	113,491	78,352	44.8%
Effective tax rate	27.8%	14.7%		27.5%	17.5%

Net earnings	87,228	123,203	(29.2%)	299,497	368,603	(18.7%)
Margin	8.2%	12.2%		9.5%	11.5%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	257,604,856	263,088,326	(2.1%)	258,108,850	266,490,789	(3.1%)
Class A subordinate shares and Class B shares (diluted)	267,418,867	274,373,191	(2.5%)	268,003,077	276,954,097	(3.2%)

Earnings per share (in dollars)
Basic EPS	0.34	0.47	(27.7%)	1.16	1.38	(15.9%)
Diluted EPS	0.33	0.45	(26.7%)	1.12	1.33	(15.8%)

3.8.1.	Income Tax Expense

For Q3 2012, income tax expense was $33.5 million, an increase of $12.3 million compared to $21.2 million in the same quarter last year, while our effective income tax rate increased from 14.7% to 27.8%. The increase is due mainly to favourable tax adjustments recorded in Q3 2011 that reduced our income taxes in the amount of $15.2 million, a shift of earnings to higher tax jurisdictions, and the impact of non-deductible transaction costs incurred on the proposed Logica acquisition in the amount of $1.0M.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 20 of 39

For the nine months ended June 30, 2012, income tax expense was $113.5 million, an increase of $35.1 million compared to $78.4 million a year ago, while our effective income tax rate also increased from 17.5% to 27.5%. The increases in both the income tax expense and the effective tax rate were predominantly due to the favourable tax adjustments of $41.4 million recorded in the first nine months of fiscal 2011, whereas no such adjustments were recorded in the comparable period of the current fiscal year.

Based on enacted rates and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27% to 30% in subsequent periods. This range does not reflect the proposed acquisition of Logica.

Below is a table showing the year-over-year comparison excluding the favourable tax adjustments, acquisition-related and integration costs, real estate optimization costs and the interest impact of the recently issued fixed rate long-term notes:

(in thousands of dollars unless otherwise indicated)	Three months ended June 30,			Nine months ended June 30,
	2012	2011	Change	2012	2011	Change
Earnings before income taxes	120,772	144,413	(16.4%)	412,988	446,955	(7.6%)
Add back:
Acquisition-related and integration costs[1]	6,653	545	1,120.7%	6,653	3,675	81.0%
Real estate optimization costs[2]	5,313	—	N/A	5,313	—	N/A
Interest rate impact[3]	3,680	—	N/A	7,983	—	N/A
Earnings before income taxes prior to adjustments	136,418	144,958	(5.9%)	432,937	450,630	(3.9%)
Income tax expense	33,544	21,210	58.2%	113,491	78,352	44.8%
Add back:
Tax adjustments	—	15,179	(100.0%)	—	41,415	(100.0%)
Tax deduction on acquisition-related and integration, real estate optimization costs, and interest rate impact	3,267	213	1,433.8%	4,429	1,235	258.6%
Income tax expense prior to adjustments	36,811	36,602	0.6%	117,920	121,002	(2.5%)
Effective tax rate prior to adjustments	27.0%	25.3%		27.2%	26.9%

Net earnings prior to adjustments	99,607	108,356	(8.1%)	315,017	329,628	(4.4%)
Margin	9.4%	10.7%		10.0%	10.2%

Earnings per share (in dollars)[4]
Basic EPS	0.39	0.41	(4.9%)	1.22	1.24	(1.6%)
Diluted EPS	0.37	0.39	(5.1%)	1.18	1.19	(0.8%)

[1]	Q3 2012 costs relate to the proposed acquisition of Logica, while Q3 2011 costs relate to Stanley, acquired in August 2010.
[2]	Refer to section 2.1.2 for more details.
[3]

The interest impact relates to the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes drawn on December 15, 2011. The proceeds received on the issuance of the notes were used to reimburse our credit facility.

[4]	EPS amounts are prior to tax adjustments, acquisition-related and integration costs, real estate optimization costs, and interest rate impact.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 21 of 39

3.8.2.	Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for Q3 2012 decreased compared to the same quarter in the prior year due to the repurchase of shares on the open market as part of the NCIB, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During the current quarter, 0.5 million shares were repurchased and 0.8 million options were exercised.

4.	Liquidity

4.1.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at June 30, 2012, cash and cash equivalents were $77.4 million. The following table provides a summary of the generation and utilization of cash for the three and nine months ended June 30, 2012 and 2011.

	Three months ended June 30,			Nine months ended June 30,
(in thousands of dollars)	2012	2011	Change	2012	2011	Change

Cash provided by operating activities	250,985	93,152	157,833	503,916	383,391	120,525

Cash used in investing activities	(54,623)	(17,407)	(37,216)	(83,443)	(98,231)	14,788
Cash used in financing activities	(183,227)	(125,109)	(58,118)	(403,810)	(386,919)	(16,891)
Effect of foreign exchange rate changes on cash and cash equivalents	(41)	75	(116)	82	1,484	(1,402)

Net increase (decrease) in cash and cash equivalents and bank overdraft	13,094	(49,289)	62,383	16,745	(100,275)	117,020

4.1.1.	Cash Provided by Operating Activities

Cash provided by operating activities was $251.0 million in Q3 2012, representing 23.6% of revenue. This is compared to $93.2 million or 9.2% of revenue in the same quarter of the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. The increase relates mainly to the improvement of our DSO between the periods, and the timing of other working capital items.

For the nine-month period ended June 30, 2012, cash provided from operating activities increased by $120.5 million to $503.9 million representing 15.9% of revenue compared to $383.4 million or 11.9% of revenue for the same period last year. The increase is due mainly to the same factors as for the quarter and was partially offset by the lower earnings in the current nine-month period.

4.1.2.	Cash Used in Investing Activities

Cash used in investing activities was $54.6 million in Q3 2012, an increase of $37.2 million, compared to the $17.4 million used in Q3 2011. The year-over-year increase is mainly due to the purchase of a data centre facility that was previously leased and the purchase of call options associated with the proposed Logica transaction. For the nine-month period ended June 30, 2012, cash used in investing activities decreased by $14.8 million compared to the same period last year

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 22 of 39

mainly due to the proceeds of $26.0 million received in Q2 2012 for the sale of Innovapost. We also purchased $2.6 million of long-term marketable securities and received $4.7 million on the redemption of securities during the nine-month period.

Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. During the quarter ended June 30, 2012, the Company received a net of $0.7 million compared to a net of $4.5 million received in the same quarter of last year on the redemption and purchase of short-term investments. For the nine-month period ended June 30, 2012, net redemptions of short-term investments provided $4.1 million while $8.1 million was received for the same nine-month period of last year.

Cash used for the purchase of property, plant and equipment (“PP&E”) amounted to $36.5 million during the quarter, an increase of $24.8 million over the $11.8 million invested in the same quarter last year. The majority of the increase was due to the purchase of the data centre facility in the Greater Toronto Area. For the nine-month period ended June 30, 2012, cash used for the purchase of PP&E increased by $10.5 million to $61.9 million compared to the same period last year. The increase was due to the same factors in the current quarter, partially offset by lower amounts invested in leasehold improvements, furniture and office equipment, and computer equipment.

Investments in intangible assets amounted to $10.6 million, representing an increase of $4.0 million from the same quarter last year. The increase was due to the adding and updating of functionality in our business solutions. Year-to-date, the investment in intangible assets increased to $29.7 million compared to the $22.0 million invested in the year-to-date period last year. The increase is due to the same factors as explained for the quarter.

Investments in contract costs amounted to $6.2 million in Q3 2012, compared to $4.6 million in Q3 2011. The increase was mainly due to the additional transition costs related to new contracts in the U.S. segment. Year-to-date, investments in contract costs decreased by $2.4 million to $20.5 million.

4.1.3.	Cash Used in Financing Activities

During the quarter ended June 30, 2012, $183.2 million was used by the Company’s financing activities, representing an increase of $58.1 million when compared to the $125.1 million consumed in the third quarter of 2011.

In Q3 2012, we made net repayments of $170.0 million on our credit facilities and another $11.2 million on our outstanding long-term debt. In Q3 2011, we made net repayments totalling $65.5 million on our credit facilities and $11.9 million on our long-term debt.

During the quarter, we also used $9.4 million to repurchase 0.5 million CGI shares on the open market under the current NCIB, while in Q3 2011 the Company spent $57.4 million to purchase 2.8 million CGI shares under the NCIB then in effect. The Company’s cash management strategy is to maintain the flexibility to pay down debt and/or repurchase shares depending on economic conditions. In addition, we received $7.5 million in proceeds from the exercise of stock options in the current quarter, compared to $10.4 million in the comparative quarter of last year.

For the current nine-month period, financing activities consumed $403.8 million, an increase of $16.9 million compared to $386.9 million in the comparable period a year ago. During the current period, the Company repaid a net amount of $778.8 million of amounts owing on our credit facilities and another $31.3 million on our outstanding long-term debt, while in the first quarter of this year, we drew the US$475.0 million private debt placement financing. For the comparable period of fiscal 2011, the Company paid down its long-term debt by $121.0 million, and made net repayments totalling $62.7 million on our credit facilities. In addition, the Company used $102.8 million toward the purchase of 5.4 million CGI shares under the current and previous NCIB over the last nine months, while $241.3 million was used for the nine months ended June 30, 2011 to purchase 13.0 million shares. Lastly, for the current year-to-date period, we received $31.8 million upon the exercise of stock options, compared to $42.8 million in the same period of fiscal 2011.

At the beginning of fiscal 2011, $2.6 million was used to purchase CGI shares under the Performance Share Unit (“PSU”) Plan which is part of the compensation package of various executive officers. At the beginning of fiscal 2012, we sold the shares that were not paid out in the compensation packages and received $1.2 million. We also used $14.3 million to purchase the CGI shares for the fiscal 2012 PSU Plan.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 23 of 39

4.1.4.	Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For Q3 2012 and 2011, the foreign exchange effect was negligible. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

4.2.	CAPITAL RESOURCES

(in thousands of dollars)	Total commitment	Available at June 30, 2012	Outstanding at June 30, 2012
	$	$	$
Cash and cash equivalents	—	77,418	—
Short-term investments	—	4,872	—
Long-term marketable investments	—	12,871	—
Unsecured committed revolving facilities	1,500,000	1,403,949	96,051	[1]
Term loan [2]	1,990,000	1,990,000	—
Equity [2]	1,000,000	1,000,000	—

Total	4,49	100,503	96,051	[1]

[1]	Consists of drawn portion of $74.1 million and Letters of Credit for $22.0 million.
[2]	Commitment contingent on closing the Logica acquisition. This financing will be used exclusively for the Logica acquisition.

Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2012, cash and cash equivalents, short-term and long-term marketable investments were $95.2 million.

During the third quarter of fiscal 2012, CGI signed a new term loan agreement of £1.25 billion underwritten by three Canadian chartered banks to fund a portion of the recommended Logica acquisition. The syndication of the new term loan was completed early in the fourth quarter of 2012 and the new loan is contingent upon the closing of the transaction. Further details are available in Note 13 of the financial statements.

In addition, the Company issued 46.7 million subscription receipts exchangeable for new CGI Class A shares at a pre-determined price of C$21.41 to the Caisse de dépôt et placement du Québec for C$1.0 billion to finance the balance of the purchase price. The subscription receipts and issuance of the new equity are contingent on the successful closing of the Logica transaction.

Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with initial maturities of 90 days or less.

Short-term investments include fixed deposits, term deposits, municipal, provincial and government bills with initial maturities ranging from 91 days to 1 year.

Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated AA or higher.

The amount available under our credit facilities was $1,403.9 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At June 30, 2012, CGI was in compliance with these covenants.

Total debt decreased by $276.9 million to $728.8 million at June 30, 2012, compared to $1,005.7 million at September 30, 2011. The variation was mainly due to the repayment of the unsecured committed revolving facilities for US$755.0 million offset by the proceeds of the US$475.0 million private debt placement financing with U.S. institutional investors drawn in the first quarter of fiscal 2012. In addition, the Company incurred various obligations repayable in blended monthly instalments for equipment and intangible assets totalling an amount of $26.0 million. The remainder of the decrease is due to an unrealized loss of $19.6 million on foreign exchange translation.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 24 of 39

4.3.	CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the three months ended June 30, 2012, the Company reduced its operating lease commitments by $114.7 million (net of sublease commitments of $37.3 million) due to the densification and optimization initiatives of real estate premises for which the Company expensed $5.3 million recorded in costs of services, selling and administrative and for the purchase of a data centre facility previously leased.

As previously noted, on May 31, 2012, CGI announced the recommended cash acquisition of Logica for 105 pence (C$1.68) per ordinary share equivalent to a total purchase price of £1.7 billion (C$2.7 billion) plus the assumption of Logica’s net debt of £322.0 million (C$515.0 million) and other related costs.

On July 16, 2012, Logica’s shareholders voted 99.5% in favour of the proposed acquisition and the European Commission provided their approval on July 18, 2012. The closing is subject to customary terms and conditions and certain remaining regulatory approvals.

4.4.	FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.

The Company has the following outstanding hedging instruments:

Hedges on net investments in foreign operations

•	US$535.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. operations;

•	€10.0 million debt designated as the hedging instrument to the Company’s net investment in European operations.

Cash flow hedges on future revenue

•	US$44.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$61.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$67.9 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.

Cash flow hedges on Senior U.S. unsecured notes

•	US$20.0 million foreign currency forward contracts.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in net earnings. During the nine months ended June 30, 2012, the Company’s hedging instruments were effective.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 25 of 39

The Company expects that approximately $4.4 million of the accumulated net unrealized losses on all derivative financial instruments designated as cash flow hedges at June 30, 2012 will be reclassified in net earnings in the next 12 months.

In relation with the proposed acquisition of Logica and to comply with the funds certain requirement under the UK City Code on Takeovers and Mergers, the Company entered into call options for a consideration of $7.1 million to mitigate the risk related to the proposed acquisition from changes in foreign currency rates between May 31, 2012 and the closing date. These derivatives are measured at their fair values and therefore, gains and losses related to periodic revaluations are recorded in the condensed consolidated statement of earnings.

4.5.	SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at June 30,	2012	2011
Net debt to capitalization ratio	19.4%	28.7%
Net debt (in thousands of dollars)	633,354	928,979
Return on equity	15.4%	20.5%
Return on invested capital	11.8%	15.7%
Days sales outstanding	49	52

The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. Our strong cash generating abilities allowed us to significantly reduce our long-term debt balance over the last twelve months while also improving our cash balance, causing this ratio to decrease from 28.7% to 19.4% at the end of the current quarter.

Return on equity is a measure of the return we are generating for our shareholders. ROE decreased from 20.5% at the end of Q3 2011 to 15.4% at the end of Q3 2012. The decrease is due to lower average earnings over the past twelve months which was largely the result of the performance improvement plan carried out during Q4 2011, the combined effect of acquisition costs associated to Logica, the real estate optimization costs incurred this quarter, the favourable tax adjustments received in the prior year, as well as a reduced use of leverage financing.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 11.8% as at June 30, 2012, a decrease compared to 15.7% a year ago. The decrease in this ratio was mainly a result of the lower after-tax adjusted EBIT over the last twelve months which resulted from the performance improvement plan initiated in Q4 2011 and the current period’s charge for the real estate initiative, while the average net capital in the current twelve-month period was higher due to the accumulation of equity.

DSO decreased to 49 days from 52 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. Our DSO improvement is mainly due to a higher collection of payments in advance to services rendered, and to a lesser degree, the impact of milestone based payments on some projects with government accounts. We remain committed to manage our DSO within our 45-day target.

4.6.	OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of certain operating leases for office space, computer equipment and vehicles. In accordance with IFRS, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 26 of 39

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling approximately $3.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its condensed consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2012, we had committed for a total of $57.5 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

4.7.	CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2012.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 85% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 27 of 39

5.	Changes in Accounting Policies

The condensed consolidated financial statements for the three and nine months ended June 30, 2012 and 2011 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

5.1.	ADOPTION OF IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the interim condensed consolidated financial statements for the three and nine months ending June 30, 2011 have been adjusted as per the guidance provided in IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”).

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending September 30, 2012, which are set out in Note 3 “Summary of significant accounting policies” in the interim condensed consolidated financial statements for the three months ended December 31, 2011. Additionally, reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on consolidated equity, net earnings, comprehensive income, cash flows and the balance sheet are provided in Note 14, “Transition to IFRS” in the interim condensed consolidated financial statements for the three and nine months ended June 30, 2012 and Note 13 of the interim condensed consolidated financial statements for the three months ended December 31, 2011.

5.2.	FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•	IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

•	IFRS 13, “Fair Value Measurements”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements.

•	IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income.

•	IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements.

Other than IFRS 9, the above standards are effective October 1, 2013, with earlier application permitted. IFRS 9 is effective October 1, 2015, also with earlier application permitted. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 28 of 39

6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 3 of the condensed consolidated financial statements for the three months ended December 31, 2011. The preparation of the condensed consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and equity and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Business combinations	✓		✓
Income taxes	✓			✓
Contingencies and provisions	✓		✓
Revenue recognition [1]	✓	✓	✓
Share-based payments	✓		✓
Investment tax credits and other government programs	✓		✓
Impairment of PP&E, intangible assets and goodwill	✓		✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method, estimates we make to determine the fair values of asset and liabilities acquired include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing PP&E. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. Goodwill is recognized as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values.

When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 29 of 39

Income taxes

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax assets and liabilities are determined using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations, the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

Contingencies and provisions

The Company accrues for costs and provisions requiring significant judgment.

Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty relating to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the condensed consolidated financial statements is required.

The Company accrues lease provisions which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. Key assumptions include the discount rate and the estimate of potential revenues from the subleasing of vacated premises.

Revenue recognition

CGI provides services and products containing pricing mechanisms such as fixed-price arrangements under percentage-of-completion which requires estimates of revenue and costs over the entire arrangement, including estimates of resources and costs necessary to complete performance.

Another assessment, related to a contract which involves the provision of multiple services and products, is to determine how the estimated contract revenue is allocated to each separately identifiable component based on their fair value. Revenue is then recognized for each separately identifiable component as services and products are delivered.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception. Provisions for estimated contract losses are recognized in the period when it is determined that a loss is probable and is presented in other long-term liabilities. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 30 of 39

Share-based payments

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments. The fair value of the stock options is established on the grant date using the Black-Scholes pricing model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and other government programs

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of PP&E, intangible assets and goodwill

The Company tests the recoverability of PP&E, intangible assets and goodwill when events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying amount of PP&E and intangible assets not available for use and goodwill are tested for impairment annually.

If there is any indication that impairment exists or when annual impairment for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The CGU for which goodwill is assessed for potential impairment is the operating segment level.

The Company uses the discounted cash flow method to estimate the recoverable amount which relies on the use of estimates such as the amount and timing of cash flows that are projected over the expected remaining life of the asset and the time value of money. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge.

An impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its recoverable amount.

Additionally, an assessment is made at each reporting date for PP&E and intangible assets as to whether there is any indication that previously recorded impairment losses may no longer exist or may have decreased and therefore must be reversed. If such an indication exists, the Company estimates the asset’s recoverable amount using the discounted cash flow method.

7.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 31 of 39

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2011 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2011. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

For the quarter ended June 30, 2012, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

8.	Risk Environment

8.1.	RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

8.1.1.	Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

CGI Group Inc. – Management’s Discussion and Analysis for the three and nine months ended June 30, 2012	Page 32 of 39

8.1.2.	Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

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Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

8.1.3.	Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. For example, clients are increasingly demanding extended terms of payment, often stretching more than a year. These, and other factors, make it difficult to predict financial results for any given period.

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Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the

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successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Risks related to teaming agreements and subcontracts

We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

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Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.

Government business risk

Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Although IFRS considers a national government and its agencies as a single client, our client base in the government economic sector is in fact diversified with contracts from many different departments and agencies in the U.S., Canada and Europe; nevertheless, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

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Regulatory risk

Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

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Risks associated with the integration of new operations

The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

8.2.	LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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